

December 29, 2011

<u>Via E-Mail</u>
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re: Texaplex Properties, LLC**
> **Amendment 3 to Offering Statement on Form 1-A**
> **Filed December 15, 2011**
> **File No. 024-10302**

Dear Mr. Addivinola, Jr.:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You will expedite the staff's review if you provide us with copies of the amended offering statement and exhibits which you have precisely marked to reflect any revisions from the most recent version of the document(s).

<u>Part II – Offering Circular</u>

<u>Cover page</u>

2. Please revise the cover page to clearly indicate that the company not paying interest payments on the notes does not trigger a default on the notes. Also indicate that there are no defined events of default under the notes.

Risk Factors
Lack of note indenture, page 6

3. Please revise this risk factor to clearly indicate that there are no defined events of default under the notes. Also revise to address the risks arising from the company's inability to make interest payments on the notes will not automatically trigger a default on the notes and will not accelerate the notes' maturity period. Additionally, move this risk factor to the beginning of the risk factor section.

Plan of Distribution, page 7

4. We note your revised disclosure in response to comment five of our letter dated December 7, 2011 and we partially reissue the comment. To the extent that either or both intends to rely on an exemption (e.g., Rule 3a4-1 under the Securities Exchange Act of 1934, as amended) please specify the facts that make Exchange Act Rule 3a4-1 an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. In this regard, we note your general statement that they are associated persons who "meet the conditions of paragraphs 1 through 4."

Commencement and Termination, page 8

5. We note your revised disclosure in response to comment six. Specifically, we note that you reserve the right to extend the duration of your offering beyond the 12 month termination date. Please revise your disclosure here and throughout your offering statement to clarify the duration of any extension term (i.e. three months, etc.). In addition, your disclosure in this section does not appear to be complete. Please revise as appropriate.

Procedures Relating to Non-Payment of Obligations, page 24

6. Please revise this section to clearly state that there are no defined events of default under the notes.

Description of Property, page 24

7. We note your revised disclosure in response to comment 14 of our letter dated December 7, 2011.   Please revise your cross-reference to encompass your commercial real estate loan disclosure in its entirety.

Securities Being Offered
Interest & Interest Payments, page 30

8. We note your response to comment 16. Please revise to clearly indicate in a separate section, following the Interest & Interest Payments section, that there are no defined events of default under the notes, that the company's failure to make scheduled interest payments does not automatically trigger a default on the notes nor accelerate the maturity period of the notes. Finally indicate that there is no instrument that defines the investor's remedies or mechanisms to collect on the debt.

Subordination & Priority, page 31

9. We partially reissue comment 18 of our letter dated December 7, 2011. Please revise your disclosure to clarify whether the company can make distributions of cash to its member (AFA Investments) or its affiliates at a time when the company has not returned principal to note holders. In addition, we note no revisions made to your risk factor disclosure. Revise your risk factor disclosure as necessary.

Exhibits
Exhibit 5.01 – Legality Opinion

10. We partially reissue comment 19 of our letter dated December 7, 2011. Please revise your legal opinion to identify the state law that governs the debt securities.

11. We note that your revised opinion states that the "debt securities … assuming that the terms of such debt securities are in compliance with then applicable law, including Massachusetts state law … such debt securities will be …." It is not appropriate to include assumptions that assume away the legality opinion or are too broad. Please revise your legality opinion as appropriate. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

Assistant Director
John Reynolds

Sincerely,

/s/ David Link for

Assistant Director
John Reynolds